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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) Minnesota (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ph 4/3/07

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Securian Financial Services, Inc. and subsidiaries (the Company) as of December 31, 2006 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. and subsidiaries as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	5,878,431
Investment in money market fund, at market value, which equals cost		3,358,111
Total cash and cash equivalents		9,236,542
Investment in partnership: held-for-sale		1,998,976
Commissions receivable		793,587
Due from affiliates		9,299
Accounts receivable		196,253
Income tax receivable		
Current		1,057,306
Deferred		507,818
Securities owned at market value		14,620
Receivable from broker/dealer		169,086
Software, net of accumulated amortization of $2,427,699		1,212,217
Prepaid expenses		224,569
Deposit with clearing organization		100,000
Total assets	$	15,520,273

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	642,313
Bonus payable		2,736,440
Accrued expenses		4,225,358
Securities sold, not yet purchased at market value		169,086
Payable to broker/dealer		14,620
Due to affiliates		1,301,211
Total liabilities		9,089,028
Stockholder's equity:		
Paid-in capital; authorized 25,000 shares of common stock, no par value; issued and outstanding 100 shares		43,165,635
Accumulated deficit		(36,734,390)
Total stockholder's equity		6,431,245
Total liabilities and stockholder's equity	$	15,520,273

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Operations
For the year ended December 31, 2006

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	13,698,950
Investment advisory fees		19,215,332
Other mutual funds and fee based brokerage		31,749,881
Other products		17,151,084
Fee income received from affiliate		4,235,212
Net realized investment losses		(1,116,643)
Other income		3,716,600
		88,650,416
Expenses		
Commissions and distribution and service fee expense:		
12b-1 from insurance products		13,698,950
Investment advisory		16,943,269
Other mutual funds and fee based brokerage		24,117,320
Other products		18,067,994
Salaries		11,088,894
Registration fees		376,491
General and administrative expenses		9,822,846
		94,115,764
Loss before income taxes		(5,465,348)
Income tax benefit		2,162,931
Net loss	$	(3,302,417)

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Stockholder's Equity
For the year ended December 31, 2006

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2005	$ 39,665,635	$ (33,431,973)	$ 6,233,662
Capital contributions	3,500,000	-	3,500,000
Net loss	-	(3,302,417)	(3,302,417)
Balances at December 31, 2006	$ 43,165,635	$ (36,734,390)	$ 6,431,245

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the year ended December 31, 2006

Cash flows used in operating activities	
Net loss	$ (3,302,417)
Adjustments to reconcile net loss to net cash used in operating activities:	
Software amortization	334,223
Software capitalized	(682,277)
Net realized investment losses	1,116,643
Undistributed earnings from investment in partnership	(266,570)
Change in operating assets and liabilities:	
Increase in commissions receivable	(252,323)
Decrease in due from affiliates	205,332
Increase in accounts receivable	(73,705)
Decrease in prepaid expenses	6,611
Increase in commissions payable	212,023
Increase in bonus payable	464,038
Decrease in due to affiliates	(724,773)
Increase in accrued expenses	721,505
Change in current and deferred income tax receivable, net	(68,114)
Net cash used in operating activities	(2,309,804)
Cash flows provided by investing activities	
Distributions from investment in partnership	157,500
Distributions from other invested assets	32,161
Net cash provided by investing activities	189,661
Cash flows provided by financing activities	
Capital contributions received from stockholder	3,500,000
Cash provided by financing activities	3,500,000
Increase in cash and cash equivalents	1,379,857
Cash and cash equivalents at beginning of year	7,856,685
Cash and cash equivalents at end of year	$ 9,236,542

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006

(1) Basis of Presentation and Nature of Business

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of Securian Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Securian Financial Group, Inc.) and its majority-owned subsidiary WorthMark Alliance VIII, LLC (Alliance VIII). All significant intercompany balances and transactions have been eliminated in the consolidation.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of Securian Financial Group, Inc. (SFG), variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operating loss.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund sales and other products are earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life. For the year ended December 31, 2006, the Company received and transferred $13,698,950 included in 12b-1 fees from insurance products.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in money market mutual funds. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(2) Summary of Significant Accounting Policies (Continued)

Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2006, the Company had unamortized costs of $1,212,217.

Investment in Partnership

The Company owns a 45% investment in a general agency. This investment is carried on the consolidated statement of financial position at the amount invested, adjusted to recognize the Company's ownership share of the earnings or losses of the investee after acquisition adjusted for any distributions received (equity method accounting). The valuation of this investment is based on the general agency financial statement from the previous quarter. The Company believes this valuation represents the best available estimate. At December 31, 2006, the Company had a pending purchase agreement for the sale of its investment in this general agency. The Company recorded a write-down related to this general agency in the amount of $1,148,805, which is included in net realized investment losses in the consolidated statement of operations. For the year ended December 31, 2006, the Company recorded earnings of $266,570 included in other income in the consolidated statement of operations and received distributions of $157,500.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Variable Interest Entities

The Company has reviewed all investments and relationships for potential variable interest entities (VIE). This review determines whether certain entities should be included in the Company's consolidated financial statements. An entity is called a VIE if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses, receives a majority of the expected residual returns or both.

As of December 31, 2006, the Company had identified no investments or relationships that would be identified as a VIE.

(2) Summary of Significant Accounting Policies (Continued)

Risk Disclosures

Credit Risk:
Financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration risk. The Company places its cash and cash equivalents with high quality financial institutions in order to limit the potential credit exposure.

Legal/Regulatory Risk:
The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

New Pronouncements

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, (FAS 157), *Fair Value Measurements.* FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of this statement on its consolidated results of operations and financial position.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109, Accounting for Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. The application of FIN 48 is required for fiscal years beginning after December 15, 2006. The Company expects no material impact to its consolidated results of operations or financial position due to the adoption of FIN 48 in 2007.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, (FAS 154), *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* This document establishes retrospective application for a change in accounting principle, if practicable, unless specifically addressed in transition guidance within an accounting pronouncement. The document also provides guidance for determining whether retroactive treatment is impracticable. In addition the document addresses reporting of a correction of an error and restating previously issued financial statements. FAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 on January 1, 2006, did not have a material impact on the consolidated results of operations or financial position of the Company.

(3) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $4,235,212 during 2006 from Minnesota Life for performing compliance functions for these variable products.

Under a management services agreement with Minnesota Life and SFG, the Company incurred from Minnesota Life and SFG $11,295,748 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFG incurs on behalf of the Company. At December 31, 2006, $1,301,211 was payable to Minnesota Life and SFG for such expenses.

Distribution and service fee income of $5,843,323 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2006 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund and the Waddell & Reed Target Portfolios, are transferred to Minnesota Life. The amount received and transferred was $13,698,950 in 2006.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2006, the Company charged expenses totaling $1,409,769 and $9,299 was included in due from affiliates for such expenses.

(4) Income Taxes

The Company's federal income tax return is a consolidated life/non-life return filed under Minnesota Mutual Companies, Inc., the ultimate parent of SFG. The method of allocation between companies is subject to written agreement, approved by an officer of the company. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

(4) **Income Taxes – Continued**

The income tax benefit for the year ended December 31, 2006 consists of the following:

	Current	Deferred	Total
Federal	$ (1,847,152)	$ (90,761)	$ (1,937,913)
State	(235,830)	10,812	(225,018)
	$ (2,082,982)	$ (79,949)	$ (2,162,931)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (1,912,872)
State taxes, net of federal benefit	(225,018)
Other	(25,041)
	$ (2,162,931)

The tax effects of temporary differences that gave rise to the Company's deferred tax asset at December 31, 2006 are as follows:

Net operating losses	$ (1,316,873)
Prepaid expenses	85,542
Partnership income	(655,248)
Capitalized software	235,147
	(1,651,431)
Valuation allowance	1,143,613
	$ 507,818

The Company has recorded a valuation allowance as of December 31, 2006 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized.The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2006 was $195,292.

The state net operating loss carryforwards amount to $26,909,136 at December 31, 2006 and were generated in various states with expiration periods of 5 to 20 years. 46% of the net operating loss carryforward amounts will expire prior to 2015 and are included in the valuation allowance as of December 31, 2006.

In December 2006, the IRS completed their audit of the consolidated federal income tax return for Minnesota Mutual Companies, Inc. and Subsidiaries for 2003 and 2004. There were no proposed adjustments affecting the Company. The consolidated tax returns for 2005 and later are expected to be under examination by the IRS beginning in late 2007. The Company believes that its applicable share of any additional taxes refunded or assessed as a result of the examination will not have a material effect on its financial position.

(4) Income Taxes – Continued

Income taxes received for the year ended December 31, 2006 were $2,094,817.

(5) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $2,167,400, which was $1,676,034 in excess of its required net capital of $491,366. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 3.40 to 1 at December 31, 2006.

The net capital computation removes the effects of consolidation of subsidiary companies in accordance with Rule 15c3-1 of the Securities and Exchange Commission. There is no material impact to the Company's statement of financial condition or net capital computation relating to removing consolidation impacts.

(6) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Dividends and Capital Contributions

During 2006, the Company received capital contributions of $3,500,000 from SFG. These contributions were made in the form of cash.

(8) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on consolidated operations or the financial position of the Company.

The Company is currently being investigated by certain securities regulators regarding sales recommendations made by some of the Company's sales representatives. The Company believes it has acted reasonably in setting policies regarding these types of sales recommendations, but expects that it will likely incur fines as the result of the alleged failure of sales representatives to follow the Company's policies. The Company recorded a $1,000,000 liability in 2006, which is reported in accrued expenses in the consolidated statement of financial condition.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2006

Stockholder's equity	$	6,431,245
Deductions - nonallowable assets:		
Due from affiliates, net		346,062
Accounts receivable		196,253
Software		1,212,217
Investment in partnership		1,998,976
Prepaid expenses		224,569
		3,978,077
Net capital before haircuts on securities		2,453,168
Haircuts on securities		177,576
Deductions to net capital:		
Fidelity bond deduction		22,313
Consolidation of subsidiaries		85,879
Net capital	$	2,167,400
Total aggregate indebtedness	$	7,370,494
Net capital	$	2,167,400
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $7,370,494)		491,366
Net capital in excess of requirements	$	1,676,034
Ratio of aggregate indebtedness to net capital		3.40 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2006 Part IIA of FOCUS Form X-17A-5 (as amended on February 23, 2007) and the above computations.

See accompanying independent auditors' report.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Securian Financial Services, Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007

END